UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
FORM 11-K
(Mark One)
[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2025
OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from __________ to __________.
Commission File No. 1-768
CATERPILLAR RAIL DIVISION RETIREMENT SAVINGS PLAN FOR COLLECTIVELY BARGAINED EMPLOYEES (Full title of the plan and the address of the plan, if different from that of the issuer named below)
CATERPILLAR INC. 5205 N. O'Connor Boulevard, Suite 100, Irving, Texas 75039 (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

Caterpillar Rail Division Retirement
Savings Plan for Collectively
Bargained Employees
Financial Statements
December 31, 2025 and 2024

Caterpillar Rail Division Retirement Savings Plan for Collectively Bargained Employees
Index

Page(s)
Report of Independent Registered Public Accounting Firm
Financial Statements
Statements of Net Assets Available for Benefits, December 31, 2025 and 2024	1
Statement of Changes in Net Assets Available for Benefits, Year Ended December 31, 2025	2
Notes to Financial Statements, as of December 31, 2025 and 2024 and for the Year Ended December 31, 2025	3
Exhibit Index
23.1 - Consent of Independent Registered Public Accounting Firm
Signatures	15

Note: Schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
To the Administrator and Plan Participants of the Caterpillar Rail
Division Retirement Savings Plan for Collectively Bargained Employees

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Caterpillar Rail Division Retirement Savings Plan for Collectively Bargained Employees (the “Plan”) as of December 31, 2025 and 2024 and the related statement of changes in net assets available for benefits for the year ended December 31, 2025, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the year ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Plan Merger

As discussed in Note 1 to the financial statements, effective December 31, 2025, the Plan merged with and into the Solar Savings and Investment Plan, resulting in the transfer of net assets available for benefits.

/s/ PricewaterhouseCoopers LLP

Dallas, Texas
June 25, 2026

We have served as the Plan’s auditor since 2014.

Caterpillar Rail Division Retirement Savings Plan for Collectively Bargained Employees
Statements of Net Assets Available for Benefits
December 31, 2025 and 2024

(in thousands of dollars)	2025	2024
Investments
Interest in the Master Trust	$—	$16,688
Total investments	—	16,688
Receivables
Notes receivable from participants	—	179
Participant contributions receivable	—	2
Employer contributions receivable	—	61
Total receivables	—	242

Net assets available for benefits	$—	$16,930

See accompanying notes to the financial statements.

Caterpillar Rail Division Retirement Savings Plan for Collectively Bargained Employees
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2025

(in thousands of dollars)	2025
Investment income (loss)
Plan interest in net investment income (loss) of the Master Trust	$2,775
Net investment income (loss)	2,775
Interest and dividend income
Interest income on notes receivable from participants	9
Total interest and dividend income	9
Contributions
Participant	138
Employer	106
Total contributions	244
Deductions
Participant withdrawals	(2,458)
Administrative expenses	(14)
Total deductions	(2,472)

Increase (decrease) in net assets available for benefits	556

Transfers
Transfers from (to) other plans (Note 1)	(17,486)

Net increase (decrease) in net assets available for benefits	(16,930)
Net assets available for benefits
Beginning of year	16,930
End of year	$—

See accompanying notes to the financial statements.

Caterpillar Rail Division Retirement Savings Plan for Collectively Bargained Employees
Notes to Financial Statements
December 31, 2025 and 2024

1.Plan Description
The following description of the Caterpillar Rail Division Retirement Savings Plan for Collectively Bargained Employees (the “Plan”) provides only general information. Participants should refer to the Plan documents for more complete information regarding the Plan.

Effective December 31, 2025, the Plan merged with and into the Solar Savings and Investment Plan ("401(k) SIP"). As a result, $17.5 million of net assets available for benefits were transferred into 401(k) SIP. The 401(k) SIP will be the surviving plan following the merger. The plan merger did not impact participant benefits and the existing terms of the Plan will continue to remain effective immediately after the merger.

General
The Plan is a profit sharing plan that includes a cash or deferred arrangement under Section 401(k) of the Internal Revenue Code ("IRC") and is an "employee stock ownership plan" within the meaning of IRC Section 4975(e)(7). The Plan is maintained and sponsored by Progress Rail Locomotive Inc. ("Progress Rail"), a 100 percent-owned subsidiary of Caterpillar Inc., and enables eligible employees of Progress Rail and its subsidiaries and affiliates that adopt the Plan (the “participating employers”) to accumulate funds for retirement. The Plan is governed by the provisions of the Employee Retirement Income Security Act, as amended (“ERISA”).

The Plan is for the benefit of certain collectively bargained employees of Progress Rail and certain employees of their subsidiaries and affiliates that adopt the Plan.

Participation
Participating eligible employees (the "participants") may elect to defer a portion of their eligible compensation through pre-tax contributions and in certain circumstances after-tax contributions. Eligibility to participate in the Plan varies based upon the terms of the applicable collective bargaining agreements. Participants should refer to the applicable supplement to the Plan document for further information.

Contributions
All active participants may elect to have a portion of their eligible compensation (as defined by the applicable supplement to the Plan document) contributed to the Plan as a pre-tax 401(k) contribution. Also, certain participants may elect to designate contributions as after-tax Roth 401(k) contributions and/or after-tax contributions. Participants who are at least 50 years old by the end of the calendar year are allowed to make a catch-up contribution for that year. Contributions are subject to certain limitations set by the IRC.

Participants can contribute up to 60 percent of eligible compensation as a pre-tax 401(k) contribution, after-tax Roth 401(k) contribution and/or after-tax contribution. All Plan participants are eligible for employer matching contributions equal to 50 percent of the participant's 401(k) contributions and after-tax contributions up to a maximum of 6 percent of eligible compensation. Matching contributions are not made on catch-up contributions.

In addition, participants also are eligible for an annual employer non-elective contribution equal to 3 percent of the participant's eligible compensation to be made after the close of the Plan year. In order to receive the annual non-elective contribution, the participant must earn 1,000 hours of service during the Plan year and be employed by Progress Rail on the last day of the Plan year. The non-elective contributions are included in Employer contributions receivable on the Statements of Net Assets Available for Benefits and were $60 thousand for the 2024 Plan year. For 2025, the non-elective contribution of $69 thousand was transferred into 401(k) SIP and is included in the 401(k) SIP's Employer contributions receivable (see Plan Description in Note 1 for additional information).

Participants direct the investment of their participant contributions, employer matching contributions and employer non-elective contributions into various investment options offered by the Plan as discussed in Note 3. Participants generally may change their contribution elections and prospective investment elections on a daily basis and reallocate the investment of their existing account balances either daily or every seven business days (if subject to applicable trading restrictions) depending on the investment.

Participant Accounts
Accounts are separately maintained for each participant. The participant's account is credited with the participant's contributions, employer matching contributions, employer non-elective contributions, Plan earnings/losses (based on each participant's investment elections) and charged with administrative expenses. Participants are entitled to the benefit that can be provided from the participant's vested account.

Vesting and Distribution Provisions
Participants are fully vested in their participant contributions and related earnings thereon. Employer matching contributions, employer non-elective contributions and the related earnings fully vest after being credited with three years of service with Progress Rail. However, a participant becomes fully vested if he/she retires after incurring a disability, dies while actively employed or performing qualified military service, or terminates employment after attaining age 65.

Employer contributions forfeited by terminated participants shall be applied to offset administrative expenses or reduce employer contributions. No employer contributions were forfeited for the year ended December 31, 2025.

Upon termination of employment for any reason, including death or retirement, the balance in a participant's vested account is distributable in a single lump sum cash payment unless the participant (or beneficiary) elects to receive periodic withdrawals. Participants also have the option to leave their vested account balances in the Plan, subject to certain limitations and required minimum distribution rules. A participant also may elect to receive a distribution of shares of Caterpillar Inc. stock up to the amount of the participant's balance in the Caterpillar Stock Fund on date of election.

Notes Receivable from Participants
The Plan provides for participant loans against eligible participant account balances. Eligible participants obtain loans by filing a loan application with the Plan's recordkeeper and receiving all requisite approvals. Loan amounts are generally limited to the lesser of $50,000 or 50 percent of the individual participant's vested account balance, with certain regulatory restrictions. The minimum loan permitted is $1,000 and participants may only have two outstanding loans at any time. Each loan specifies a repayment period that cannot extend beyond five years. However, the five-year limit shall not apply to any loan used to acquire any dwelling unit which within a reasonable time is to be used as the principal residence of the participant (determined at the time the loan is made). Loans bear interest at a reasonable rate taking into consideration interest rates currently being charged by commercial lending institutions for similar loans, as determined at the time of loan origination. Loans that transferred to the Plan due to acquisitions are based upon the terms of the plan agreement in effect at the time of loan origination. Repayments, including interest, are made through payroll deductions and are credited to the individual participant's account balance. Participant loans are measured at their unpaid principal balance plus any accrued but unpaid interest. For participant loans that are in default, the amount of the unpaid loan principal and interest due to the Plan will be treated as a deemed distribution.  Deemed distributions are reported as a taxable distribution and remain part of the participant’s account balance until a distributable event occurs (i.e., termination of employment).

Administration
The Plan is administered by Caterpillar Inc. Pursuant to procedures adopted by Caterpillar Inc., responsibility for the Plan's non-financial matters has been delegated to the Caterpillar Inc. Benefit Administrative Committee and responsibility for the Plan's financial matters has been delegated to the Caterpillar Inc. Benefit Funds Committee. Caterpillar Inc., as sponsor of the Caterpillar Investment Trust, and the Caterpillar Inc. Benefit Funds Committee have entered into a trust agreement with The Northern Trust Company (the “Trustee”) to receive contributions, administer the assets of the Plan and distribute withdrawals pursuant to the Plan. Caterpillar Inc. has retained Alight Solutions to provide recordkeeping and administrative services as part of the administration of the Plan.

Plan Termination
Progress Rail, as Plan sponsor, and Caterpillar Inc., as Progress Rail's corporate parent, have the right under the Plan at any time to terminate the Plan, subject to provisions of ERISA and subject to the terms of any applicable collective bargaining agreements. In the event of Plan termination, participants will become fully vested in all benefits which have been accrued up to the date of Plan termination and Plan assets will be distributed in accordance with the provisions of the Plan.

Plan Qualification
The Plan obtained its latest determination letter on March 23, 2015, in which the Internal Revenue Service ("IRS") stated that the Plan and related trust, as then designed, were in compliance with the applicable requirements of the IRC. Although the Plan has been amended subsequent to the period covered by the determination letter, the Plan Administrator and the Plan's counsel believe that the Plan is designed and was operated through the merger date in compliance with the applicable requirements of the IRC, and therefore, believe that the Plan is qualified and the related trust is tax-exempt. If an operational issue is discovered, Progress Rail has indicated that it will take any necessary steps to bring the Plan's operations into compliance with the IRC.

Accounting principles generally accepted in the United States of America require management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. Progress Rail has analyzed the tax positions taken by the Plan and has concluded that, as of December 31, 2025 and 2024, there are no material uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. Progress Rail believes the Plan is no longer subject to income tax examinations for tax years prior to 2017.

2.Summary of Significant Accounting Policies

Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Investments
The Plan's interest in the Caterpillar Investment Trust ("Master Trust") and investments included in the participant directed brokerage accounts are valued as described in Note 4. Interest on investments is recorded daily as earned. Dividends are recorded on the ex-dividend date. The Master Trust presents, in Note 4, in Net investment income (loss), the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments. Purchases and sales of securities are recorded on a trade-date basis.

Administrative Expenses
The Plan charges a $2.50 per month per participant fee to pay expenses as they come due. Expenses are recordkeeping fees, trustee fees, plan education and audit fees and are paid once they have been approved by the Caterpillar Inc. Benefit Funds Committee. If a participant has an account in more than one plan sponsored by Progress Rail, Caterpillar Inc. or an affiliate, they will only be charged one $2.50 per month fee. Caterpillar Inc. pays any administrative expenses which exceed amounts collected from participants annually by the Plan, excluding applicable expenses paid directly from participant accounts described below. If amounts collected from participants exceed certain administrative expenses, the Plan administrator determines whether a corrective action is appropriate which could include a reallocation of funds back to participant accounts or a structural change to the participant fees.

In addition, certain administrative expenses are paid directly from participant accounts. These administrative expenses include monthly fees for participants that utilize professional management services and processing fees for qualified domestic relations orders and participant loans.

Participant Withdrawals
Participant withdrawals are recorded when paid.

Transfers
As discussed in Note 1, the Plan merged with and into 401(k) SIP on December 31, 2025 and as a result $17.5 million of net assets available for benefits were transferred into the 401(k) SIP.

Use of Estimates in the Preparation of Financial Statements
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimated.

Risks and Uncertainties
The Plan invested until December 31, 2025 in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities could occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

3.Investment Programs
Investment options that are currently available to participants consist of three main categories: TRFs, core investment options (including the Caterpillar Stock Fund) and a participant directed brokerage option.

The TRFs are portfolios created primarily from the Plan’s core investment options. The goal of these funds is to give participants investment options that provide an age appropriate asset allocation. Each TRF contains a blend of stock and bond investments. The proportion of stocks and bonds in each fund is based on an anticipated retirement date and reduces exposure in equities and increases fixed income and other certain investments as the participant’s anticipated retirement date approaches or passes.

In addition to the TRFs, the Plan also provides participants with core investment options which are made up of actively managed investment funds and index funds. The following table presents the investment funds and index funds that were available to participants as of December 31, 2025 and 2024.

Menu of Core Investment Options
U.S. Large Cap Equity Funds	Capital Preservation Funds
1 Caterpillar Stock Fund 2 U.S. Large Cap Equity Fund 3 U.S. Large Cap Equity Index Fund	8 Stable Principal Fund 9 Money Market Fund
U.S. Small/Mid Cap Equity Funds	Fixed Income Funds
4 U.S. Small/Mid Cap Equity Fund 5 U.S. Small/Mid Cap Equity Index Fund	10 Bond Fund 11 Bond Index Fund
International Equity Funds
6 International Equity Fund 7 International Equity Index Fund

The Caterpillar Stock Fund consists of Caterpillar Inc. common stock and a small amount of cash and/or cash equivalents.

The participant directed brokerage option allows participants to invest outside of the standard Plan options. Alight Financial Solutions is the introducing broker/dealer and Pershing, a division of BNY Mellon, is the custodian/clearing firm for the participant directed brokerage option. The types of investments offered through the participant directed brokerage option are individual company stocks (excluding Caterpillar Inc. common stock), exchange traded funds, registered investment companies and fixed income securities such as bonds.

Participants also have the option to enroll in professional account management services through the Plan’s recordkeeper for additional, separately charged fees.

4.    Master Trust
The Master Trust was established for the investment of the Plan and other Caterpillar Inc. sponsored retirement plans. The Northern Trust Company is the Trustee of the Master Trust and the custodian for funds invested through the core investments and the TRFs (the funds invested through the core investments and the TRFs are referred to as the Master Trust herein). Caterpillar Inc. sponsored retirement plans (including 401(k) SIP) pool their investments in the Master Trust in exchange for a percentage of participation in the Master Trust. Effective December 31, 2025, the Plan's investments merged with and into 401(k) SIP.

The following table presents the net assets of the Master Trust and the Plan's interest in the net assets of the Master Trust as of December 31, 2025 and 2024.

(in thousands of dollars)	Master Trust		Plan’s Interest in Master Trust
	2025	2024	2025	2024
ASSETS
Investments, at fair value
Caterpillar Inc. common stock	$5,495,510	$3,784,230	$—	$290
Common stocks	3,921,926	3,360,443	—	2,920
Preferred stocks	23,527	16,468	—	22
Preferred corporate bonds and notes	5,481	7,570	—	15
Other corporate bonds and notes	1,116,507	899,155	—	1,773
U.S. government securities	917,546	847,015	—	1,620
Common collective trusts	10,071,355	8,473,155	—	9,456
Registered investment companies	24,181	8,351	—	10
Other investments, net	161,077	162,359	—	193
	21,737,110	17,558,746	—	16,299

Investments, at contract value
Fully benefit-responsive synthetic guaranteed investment contracts	745,342	780,302	—	387

Other assets
Cash	5,609	12,700	—	13
Receivables for securities sold	10,745	113,787	—	232
Accrued income	39,453	31,300	—	48
	55,807	157,787	—	293

Total Master Trust assets	22,538,259	18,496,835	—	16,979

LIABILITIES
Payables for securities purchased	(26,413)	(151,488)	—	(291)

Net Master Trust assets	$22,511,846	$18,345,347	$—	$16,688

The fully benefit-responsive synthetic guaranteed investment contracts are valued at contract value as described in the Investment Contracts section of Note 4. All other investments are stated at fair value and are valued as described below:

•Common and preferred stocks: Primarily valued at quoted market prices.
•Preferred and other corporate bonds and notes: Valued based on matrices or models from reputable pricing vendors and may be determined by factors which include, but are not limited to market quotations, yields, maturities, call features, ratings, institutional size trading in similar groups of securities and developments related to specific securities.
•U.S. government securities: Valued based on matrices or models from reputable pricing vendors.
•Common collective trusts: Stated at net asset value ("NAV") of units held. The Plan's management elected the practical expedient to use NAV in measuring the fair value of the underlying investments.
•Registered investment companies: Valued at quoted market prices that represent the value of shares held by the Master Trust.

•Other investments, net: Primarily valued at quoted market prices, when available, or valued based on matrices or models from reputable pricing vendors.

The preceding methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although Progress Rail believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables summarize Master Trust investments measured at fair value based on NAV per share using the practical expedient, the unfunded commitments and redemption restrictions as of December 31, 2025 and 2024.

(in thousands of dollars)
December 31, 2025	Fair Value	Unfunded Commitments	Redemption Restrictions	Redemption Frequency (if currently eligible)	Redemption Notice Period
Common collective trusts:
Stocks	$8,052,916	—	None	Daily	None
Short-term investments	$856,792	—	None	Daily	None
U.S. Government securities	$1,061,721	—	None	Daily	None
Core fixed income bonds	$99,926	—	None	Daily	None

(in thousands of dollars)
December 31, 2024	Fair Value	Unfunded Commitments	Redemption Restrictions	Redemption Frequency (if currently eligible)	Redemption Notice Period
Common collective trusts:
Stocks	$6,770,665	—	None	Daily	None
Short-term investments	$776,283	—	None	Daily	None
U.S. Government securities	$926,207	—	None	Daily	None

The following table presents the changes in net assets for the Master Trust for the year ended December 31, 2025.

(in thousands of dollars)	2025
Changes in Net Assets:
Caterpillar Inc. common stock net appreciation (depreciation) in fair value of investments	$2,130,526
Net appreciation (depreciation) in fair value of investments	2,259,604
Interest	113,520
Caterpillar Inc. common stock dividends	60,066
Dividends	73,519
Other income	7,243
Net investment income (loss)	4,644,478

Transfers, net [1]	(460,114)
Administrative expenses not directly allocated to the plans and other expenses [2]	(17,865)
Increase (decrease) in net assets	4,166,499

Net assets
Beginning of the year	18,345,347
End of the year	$22,511,846

[1] Represents items recorded at the plan level such as contributions, benefit payments, plan transfers and plan specific administrative expenses.
[2] Primarily related to fees and expenses paid to professional money managers who manage the investment funds.

Investment Contracts
The Master Trust holds fixed income fully benefit-responsive investment contracts, referred to as synthetic guaranteed investment contracts (“synthetic GICs”), in which an investment contract is issued by an insurance company (Metropolitan Tower Life Insurance Company, Transamerica Life Insurance Company, The Prudential Insurance Company of America and Nationwide Life Insurance Company). The Plan measures the synthetic GICs at contract value in the Plan's Interest in the Master Trust in the Statements of Net Assets Available for Benefits. The synthetic GICs, which are designed to help preserve principal and provide a stable crediting rate of interest, are fully benefit-responsive and the issuers guarantee that qualified participant initiated withdrawals will be paid at contract value. The synthetic GICs are primarily backed by a portfolio of fixed income investments, which are effectively owned by the Plan. The assets underlying the synthetic GICs are maintained by a third party custodian, separate from the contract issuer's general assets. The synthetic GICs are obligated to provide an interest rate not less than zero. The Plan’s ability to receive amounts due in accordance with the contract is dependent on the issuer’s ability to meet its financial obligations which may be affected by future economic and regulatory developments. These contracts provide that realized and unrealized gains and losses of the underlying assets are not reflected immediately in the assets of the fund, but rather are amortized, usually over the duration of the underlying assets, through adjustments to the future interest crediting rate. The future interest crediting rate can be adjusted periodically and is primarily based on the current yield-to-maturity of the covered investments, plus or minus amortization of the difference between the market value and contract value of the covered investments over the duration of the covered investments at the time of computation. There are no reserves against contract value for credit risks of the contract issuers.

Employer initiated events, if material, may affect the underlying economics of the investment contracts. These events include plant closings, layoffs, plan termination, bankruptcy or reorganization, merger, early retirement incentive programs, tax disqualification of a trust or other events. The occurrence of one or more employer initiated events could limit the Plan's ability to transact at contract value with the issuers. Except for the employer initiated events above, the synthetic GICs do not permit the issuers to terminate the agreement at an amount different from contract value. As of

December 31, 2025, Progress Rail does not believe that the occurrence of an event that would limit the ability of the Plan to transact at contract value with the issuers is probable.

Fair Value Measurements
The guidance on fair value measurements defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. This guidance also specifies a fair value hierarchy based upon the observability of inputs used in valuation techniques. Observable inputs (highest level) reflect market data obtained from independent sources, while unobservable inputs (lowest level) reflect internally-developed market assumptions. In accordance with this guidance, fair value measurements are classified under the following hierarchy:

•Level 1 - Quoted prices for identical instruments in active markets.
•Level 2 - Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs or significant value-drivers are observable in active markets.
•Level 3 - Model-derived valuations in which one or more significant inputs or significant value-drivers are unobservable.

When available, quoted market prices are used to determine fair value and such measurements are classified within Level 1. In some cases where market prices are not available, observable market-based inputs are used to calculate fair value, in which case the measurements are classified within Level 2. If quoted or observable market prices are not available, fair value is based upon valuations in which one or more significant inputs are unobservable, including internally developed models that use, where possible, current market-based parameters such as interest rates, yield curves and currency rates. These measurements are classified within Level 3.

Fair value measurements are classified according to the lowest level input or value-driver that is significant to the valuation. A measurement may therefore be classified within Level 3 even though there may be significant inputs that are readily observable.

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the end of the reporting period.

The significance of transfers between levels was evaluated based upon the nature of the financial instrument and size of the transfer relative to total net Master Trust assets. For the year ended December 31, 2025, there were no significant transfers into or out of Levels 1, 2 or 3.

Master Trust assets that are measured at fair value as of December 31, 2025 and 2024 are summarized below. Investments measured at net asset value per share using the practical expedient have not been classified in the fair value hierarchy, but are presented in order to permit reconciliation to the table that presents the net assets of the Master Trust.

	Fair Value Measurements as of December 31, 2025
(in thousands of dollars)	Level 1	Level 2	Measured at NAV	Total

Stocks	$9,428,200	$12,763	$—	$9,440,963
Corporate bonds and notes	—	1,121,988	—	1,121,988
U.S. government securities	—	917,546	—	917,546
Common collective trusts	—	—	10,071,355	10,071,355
Registered investment companies	24,181	—	—	24,181
Other investments, net	122,160	38,917	—	161,077
Total investments, at fair value	$9,574,541	$2,091,214	$10,071,355	$21,737,110

	Fair Value Measurements as of December 31, 2024
(in thousands of dollars)	Level 1	Level 2	Measured at NAV	Total

Stocks	$7,158,198	$2,943	$—	$7,161,141
Corporate bonds and notes	—	906,725	—	906,725
U.S. government securities	—	847,015	—	847,015
Common collective trusts	—	—	8,473,155	8,473,155
Registered investment companies	8,351	—	—	8,351
Other investments, net	117,251	45,108	—	162,359
Total investments, at fair value	$7,283,800	$1,801,791	$8,473,155	$17,558,746

Within the Master Trust, certain investment managers may use derivative financial instruments to meet fund objectives and manage exposure to foreign currency, interest rate and market fluctuations. The following is a description of the types of derivative contracts the Master Trust may use:

•Credit contracts: Credit default swaps are used to manage exposure to credit risk. A credit default swap is a contract in which, for a fee, a protection seller agrees to pay a protection buyer an amount resulting from a credit event on a reference entity. If there is no credit default event or settlement trigger, as defined by the contract, then the protection seller makes no payment to the protection buyer and receives only the contractually specified fee. However, if a credit event occurs, the protection seller will be required to make a payment to the protection buyer.
•Equity contracts: Equity index futures contracts are used by investment managers to invest excess cash into equity benchmarks, such as the S&P 500 and MSCI EAFE (developing countries). These contracts are settled in cash daily. Investment managers may also invest in equity rights and warrants which gives the holder the right to purchase securities from the issuer at a specific price within a certain time frame.
•Foreign exchange contracts: Foreign currency exchange rate movements create a degree of risk by affecting the U.S. dollar value of instruments denominated in foreign currencies. Forward contracts are used by investment managers to manage foreign exchange rate risks associated with certain investments. These contracts are presented gross (buy side of the contract as a receivable and sell side of the contract as a payable) in the table that presents the net assets of the Master Trust.

•Interest rate contracts: Interest rate movements create a degree of risk by affecting the amount of interest payments and the value of debt instruments. Investment managers use interest rate swaps, total return swaps, futures contracts, options and swaptions to manage interest rate risk.

The fair value of these derivative contracts are included in Other investments, net, Receivables for securities sold and Payables for securities purchased in the tabular presentation of the Net Master Trust assets. The related appreciation (depreciation) is included in Net appreciation (depreciation) in fair value of investments in the tabular presentation of the Net investment income (loss) of the Master Trust. As of December 31, 2025 and 2024, the fair value of these derivative financial instruments, net was $10.1 thousand and $(295.4) thousand, respectively. In 2025, the effect of these derivatives on Net investment income (loss) of the Master Trust was a net gain of $15.0 million, which is primarily related to gains in equity contracts.

5.    Related-Parties and Parties in Interest
The Trustee is authorized, under contract provisions and by exemption under 29 CFR 408(b) of ERISA regulations, to invest in securities under its control and in securities of Caterpillar Inc.

The investment options available to the participants, as summarized in Note 3, include the Caterpillar Stock Fund (related-party and party in interest). The Master Trust also invests in the U.S. Large Cap Equity Index Fund, U.S. Small/Mid Cap Equity Index Fund, International Equity Index Fund, Money Market Fund, and the Bond Index Fund, which are sponsored and managed by The Northern Trust Company, the Trustee for the Master Trust.

The Northern Trust Company also manages equitization accounts in which they invest excess cash and manages liquidity pools for the actively managed investment funds. The custodian of the funds invested in the participant directed brokerage option is Pershing, a division of BNY Mellon, which currently provides third party administrative and other plan related services to the Plan on behalf of Alight Financial Solutions. These transactions, and related fees, as well as participant loans, qualify as exempt party in interest transactions.

6.    Reconciliation of Financial Statements to Form 5500
The following table reconciles the Net assets available for benefits per the audited financial statements to the Form 5500 Annual Report:

(in thousands of dollars)	2025	2024
Net assets available for benefits per financial statements	$—	$16,930
Certain deemed distributions of participant loans	—	(2)
Adjustment from contract value to fair value for fully benefit-responsive synthetic guaranteed investment contracts	—	(22)
Net assets per Form 5500	$—	$16,906

The following table reconciles the Plan's increase (decrease) in net assets available for benefits per the audited financial statements to the Form 5500 Annual Report:

(in thousands of dollars)	2025
Plan's increase (decrease) in net assets available for benefits per financial statements	$556
Change in certain deemed distributions of participant loans	2
Change in adjustment from contract value to fair value for fully benefit-responsive synthetic guaranteed investment contracts	22
Net income (loss) per Form 5500	$580

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Caterpillar Rail Division Retirement Savings Plan for Collectively Bargained Employees

June 25, 2026	By:	/s/Anneleen Wouters
		Name:	Anneleen Wouters
		Title:	Member, Caterpillar Inc. Benefit Administrative Committee